Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

The following press release was jointly issued by Contura Energy, Inc., ANR, Inc. and Alpha Natural Resources Holdings, Inc. on October 17, 2018.

FOR IMMEDIATE RELEASE

Contura Energy and Alpha Natural Resources Announce Date for Special Meetings of Alpha Stockholders to Approve Proposed Transaction

Special Stockholder Meetings Scheduled for November 7, 2018

Registration Statement Declared Effective by the SEC

BRISTOL, Tenn., October 17, 2018 – Contura Energy, Inc. (“Contura”), ANR, Inc. (“ANR”) and Alpha Natural Resources Holdings, Inc. (“Holdings” and together with ANR, “Alpha”) today announced that, in connection with the proposed business combination between Contura and Alpha (the “Proposed Transaction”), a special meeting of the stockholders of Holdings will be held at 10:00 a.m. on November 7, 2018, and a special meeting of the stockholders of ANR will be held at 10:30 a.m. on November 7, 2018, in each case, at the offices of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, NY 10022. At the meetings, stockholders will be asked to consider and vote on the adoption of the Amended and Restated Agreement and Plan of Merger, dated as of September 26, 2018, among Contura, ANR, Holdings, Prime Acquisition I, Inc. and Prime Acquisition II, Inc. Stockholders of record of ANR or Holdings at the close of business on September 26, 2018 (the “Record Date”) are entitled to vote their shares, either in person or by proxy, at the applicable special stockholder meeting.

Contura and Alpha also announced that, on October 16, 2018, the U.S. Securities and Exchange Commission (“SEC”) declared effective the registration statement on Form S-4 filed by Contura in connection with the Proposed Transaction. The Form S-4 includes a joint proxy statement of Alpha and a prospectus of Contura relating to the Proposed Transaction, which includes voting instructions for ANR stockholders and Holdings stockholders. The Form S-4 is available on the SEC’s website at www.sec.gov under the name “Contura Energy.” ANR and Holdings will be mailing the joint proxy statement and prospectus to ANR stockholders and Holdings stockholders of record as of the close of business on the Record Date by October 18, 2018.

As previously announced on September 27, 2018, Contura, ANR and Holdings entered into an amended and restated merger agreement, pursuant to the terms of which Alpha will be combined with Contura in a stock-for-stock transaction. The Proposed Transaction is subject to approval by ANR stockholders and Holdings stockholders and the satisfaction of other customary closing conditions, and the closing of the Proposed Transaction is expected to occur within two business days following the date of the special stockholder meetings.

ABOUT CONTURA ENERGY

Contura Energy is a Tennessee-based coal supplier with affiliate mining operations across major coal basins in Pennsylvania, Virginia and West Virginia. With customers across the globe, high-quality reserves and significant port capacity, Contura Energy reliably supplies both metallurgical coal to produce steel and thermal coal to generate power. For more information, visit www.conturaenergy.com.

ABOUT ALPHA NATURAL RESOURCES

Alpha Natural Resources has affiliate mining operations in seven counties in West Virginia, and supplies metallurgical coal to the steel industry and thermal coal to generate power. Alpha has offices in Bristol, Tennessee, and Julian, West Virginia, which support approximately 20 active mining operations. Alpha is committed to being a leader in mine safety and an environmental steward in the communities where its affiliates operate. For more information, visit Alpha’s website (www.alphanr.com).

ADDITIONAL INFORMATION FOR INVESTORS

This communication is being made in respect of the proposed transaction involving Contura Energy, Inc. (“Contura”), Alpha Natural Resources Holdings, Inc. (“Holdings”) and ANR, Inc. (“ANR” and together with Holdings, “Alpha”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Contura has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Holdings and ANR and a prospectus of Contura. Contura and Alpha have filed and plan to file other documents with the SEC regarding the proposed transaction, and a joint proxy statement and prospectus is being mailed to stockholders of Holdings and ANR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement and prospectus, as well as other filings containing information about Contura and Alpha, are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement and prospectus can also be obtained, without charge, from Contura’s website at http://www.conturaenergy.com and from Alpha’s website at http://www.alphanr.com.

FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements. These forward-looking statements are based on Contura’s and Alpha’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Contura’s and Alpha’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Contura or Alpha to predict these events or how they may affect Contura or Alpha. Except as required by law, neither Contura nor Alpha has any duty to, nor intends to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Contura’s and/or Alpha’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (a) any substantial or extended decline in coal pricing, demand and other factors beyond the parties’ control; (b) hazards and operating risks associated with coal mining and the dependence of coal mining upon many factors and conditions beyond the parties’ control; (c) significant competition, as well as changes in foreign markets or economics; (d) the impact of current or future environmental, health and safety, transportation, labor and other laws and regulations on the parties; (e) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of stockholder approvals; (f) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (g) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (h) the risk that integration of Alpha’s operations with those of Contura will be materially delayed or will be more costly or difficult than expected; (i) the failure of the proposed transaction to close for any other reason; (j) the effect of the announcement of the transaction on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (k) dilution caused by Contura’s issuance of additional shares of its common stock in connection with the transaction; (l) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (m) the diversion of management time on transaction related issues.

CONTURA INVESTOR CONTACT

investorrelations@conturaenergy.com

Alex Rotonen, CFA
423.573.0396

CONTURA MEDIA CONTACTS
corporatecommunications@conturaenergy.com

Rick Axthelm
423.573.0304

Emily O’Quinn
423.573.0369

ALPHA MEDIA CONTACT

shawkins@alphanr.com

Steve Hawkins

423.574.5023

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